Exhibit 99.1

YAMANA GOLD PROVIDES EXPLORATION UPDATE

TORONTO, ONTARIO, October 27, 2016 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) herein provides a brief update on the exploration programs at its Gualcamayo, El Peñón, Canadian Malartic and Kirkland Lake properties, and the details of the consolidation of concessions in relation to  its Minera Florida property.

The Company is also providing a management update as part of its ongoing efforts to streamline its management structure and advance cost reduction initiatives.

This exploration update follows on a more comprehensive update provided on September 6, 2016.  While the Company's exploration effort is ongoing, this update provides the most current significant information on the status of the effort to date at all operations.  The following table of exploration targets by property provides an overview of the significance of the detailed information that is presented in this press release.

Property	Exploration Target(s)	Significance
Gualcamayo	Potenciales Cerro Condor	These new oxide discoveries immediately adjacent to the QDD Main pit suggest the potential for Mineral Resources growth and life of mine extension.
	Las Vacas	This near surface oxide deposit is located 2 kilometres northwest of the QDD Main pit and remains open along strike.
El Peñón	Quebrade Colorada Providencia Quebrada Orito	These targets present opportunities to extend and develop new mineral bodies amenable to rapid exploitation.
Canadian Malartic	Odyssey	This deposit supports optionality for enhanced production and life of mine, and is on track for an expected maiden Inferred Mineral Resource estimate for the Odyssey North deposit in early 2017.
Kirkland Lake	Upper Beaver Amalgamated Kirkland	Ground investigations are supporting the development of a 2017 drill campaign.
Minera Florida	Agua Fria Mila Volga Irina	Consolidation of various core and near mine concessions provide potential for Mineral Resource growth and life of mine extension with further exploration.

GUALCAMAYO, ARGENTINA

The highlights at Gualcamayo include the following:

•	The Company has completed a total of 2,457 metres distributed in 12 holes testing the Potenciales and Las Vacas near surface oxide deposits since the last update;
•	Several holes, including 16QD-975, drilled at Potenciales, have discovered important mineral intercepts that begin near the surface and continue to depth;
•	Results (Table 1) continue to suggest the potential for the expansion of the Mineral Resource base immediately adjacent to the southwest and northeast of the QDD open pit (Figure 1);
•	Drilling of the Cerro Condor, Potenciales and other near pit targets will continue through the fourth quarter of 2016; and
•
Construction of road access to further test and expand these oxide deposits surrounding the QDD main pit is in the planning stage and will begin late in the fourth quarter of 2016 or early in the first quarter of 2017.

Table 1: Recent drill results from holes completed at Cerro Condor and Potenciales (August 24, 2016 to September 26, 2016.), including  all holes completed at these targets with results above a 0.5 grams per tonne (“g/t”) Au result are reported.

Hole Id	Target	From (m)	To (m)	Length (m)	Au (g/t)
16QD-968	Cerro Cóndor - 2600	284.0	290.0	6.0	0.58
16QD-970	Cerro Cóndor - Antena	6.0	16.0	10.0	0.43
16QD-970	Cerro Cóndor - Antena	126.0	128.0	2.0	2.59
16QD-972	Cerro Cóndor 2500	12.0	26.0	14.0	5.69
16QD-972	Cerro Cóndor 2500	36.0	42.0	6.0	0.98
16QD-971	Cerro Cóndor - Antena	35,5	44.0	8.5	1.35
16QD-971	Cerro Cóndor - Antena	91.0	98.0	7.0	0.91
16QD-971	Cerro Cóndor - Antena	300.0	308.0	8.0	0.71

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16QD-971	Cerro Cóndor - Antena	322.0	326.0	4.0	1.16
16QD-974	Cerro Cóndor 2500	8.0	10.6	2.6	1.44
16QD-975	Potenciales - P10	4.0	108.0	104.0	1.41
16QD-975 incl.	Potenciales - P10	8.0	20.0	12.0	2.36
16QD-975 incl.	Potenciales - P10	28.0	49.0	21.0	1.92
16QD-975 incl.	Potenciales - P10	62.0	68.0	6.0	1.25
16QD-975 incl.	Potenciales - P10	88.0	102.0	14.0	3.27
16QD-976	Potenciales - P10	8.0	30.0	22.0	1.23
16QD-976	Potenciales - P10	34.0	48.0	14.0	1.13
16QD-977	Potenciales - P10	18.0	28.0.0	10.0	2.49
16QD-977	Potenciales - P10	32.0	38.0	6.0	0.64

Several of these intersections, in particular 16QD975, are at the pit wall (Figure 2) and are sufficient in width and grade to suggest potential positive contributions to increases in Mineral Resources and Mineral Reserves at grades that exceed the current in pit grades. These new discoveries show that a large, untested potential that can add new ounces at the surface or near surface exists on a district scale, well beyond the known extents of the current mineral inventory.

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Figure 1: Aerial view of the QDD Main pit at Gualcamayo located the proximal Cerro Condor and Potenciales deposits.

2533750 2534000 2534250 2534500 2534750 2535000 2535250 2535500 2535750 2536000 2536250 2536500 2536750 2537000 2537250
6715250 6715000 6714750 6714500 6714250 6714000 6713750 6713500 6713250 6713000 6712750 6712500 6712250 6712000 6711750 6711500
N
W
E
S
Sector Potenciales
Sector C° Condor
Legend
Muestras
Au ppm
-5 - 0.359
0.36 - 0.99
1 - 2.99
3 - 4.99
5 - 100
0 150 300 600 900 1 200
Meters
YAMANAGOLD
Minas Argentinas S.A.
Muestras Enero2016
Dibujo J. Vargas

Figure 2: Location of POT10 platform in relation to the phase 3 pit outline. The platform is approximately 300 metres to the northwest, and was used for all holes completed on the Potenciales target and that are reported in this release.

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EL PEÑÓN, CHILE

The highlights at El Peñón include the following:

•
Recent drilling is targeting extensions to mineralization at Quebrada Colorada, Providencia and Quebrada Orito where significant intercepts generated during the original discovery phase of exploration, which were not exploited, now present an opportunity for potential Mineral Resource and Mineral Reserve growth;

•	Positive results from the main structure extension program at Quebrada Colorada support construction of new ramps and infrastructure to access the mineral bodies; and
•
Discovery of high grade narrow structures including Esmeralda and Ventura have prompted the mine engineers to develop new mining methods to extract the mineralization, including use of smaller mine equipment and adjusting the dimensions of the development drifts and reducing the split blasting widths.

The 2016 exploration program’s main goal is to find another principle structure similar to Quebrada Orito, Quebrada Colorada or Bonanza.  Primary targets in the northern and southern blocks of the property continue to return mixed results, with several narrow yet high grade intercepts indicating the continuation of the mineral system at both extents of the property.  One area of promising success is the identification of existing high-grade moderate-width intercepts beneath the Quebrada Colorada and Providencia structures that are open to depth and along strike (Figures 3 and 4). The Company is currently testing for extensions of these and other targets with 15 drill rigs on site and the construction of a 2.0 kilometre access tunnel has been approved to provide proper drill stations for an underground infill program to begin in 2017.

The exploration drill programs have completed a total of 14,585 metres distributed in 44 holes at Quebrada Colorada, 10,833 metres distributed in 37 holes at Esmeralda and 12,257 metres distributed at Providencia testing and developing these targets during 2016.  Assay results include 2.6 metres of 25.5 g/t Au and 22.0 g/t Ag at Carmin Sur, 1.1 metres of 27.1 g/t Au and 117.0 g/t Ag at Magenta and 1.2 metres of 24.1 g/t Au and 1,503.0 g/t Ag at Bermellon (all Quebrada Colorada deposits).  At Providencia, intercepts range from 0.2 metres to 3.65 metres horizontal width and gold grades range from 1.9 g/t to 27.7 g/t Au.  At Esmeralda, reported widths range from 0.23 metres to 2.1 metres horizontal width with gold grades ranging between 1.7 g/t and 36.1 g/t, silver grades are impressive, with a range from 7.0 g/t to 2,110.0 g/t.  Refer to tables 2, 3 and 4 below for complete results from all intercepts above a 2.0 g/t AuEq cut-off grade.

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Also during 2016, the exploration and infill programs have tested north-south and northwest trending structures that are parallel to the main structural trends.  In many cases, narrow yet high grade gold and silver intercepts were located, but given the current mining extraction protocols, excessive excavation would over dilute the high grade zones rendering them sub-economic.  The Company is currently testing the use of smaller equipment in reduced size development drifts to reduce dilution and promote the economic extraction of these bodies.  Initial results are positive with further excavation and campaigning of material to the plant needed to show success.

Given the new exploration discoveries are mostly narrower than historical mineralization at El Peñón, the Company is currently evaluating the impact of these discoveries on the optimal production and operational profile.  In part, this will also be impacted by the rate at which development of the structures relating to these discoveries can be completed.  The Company spends a considerable amount on exploration and development at El Peñón.  As much as one third of the Company's annual exploration budget is allocated to El Peñón and more than forty thousand metres of development is completed per year.  The Company is evaluating how amounts spent on exploration and development can be reduced which, while impacting production, would or could maximize cash flows and free cash flows.

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Figure 3: Quebrada Colorada cross section showing geology. Note low angle structures which have offset new discoveries.

1640 Z
1620 Z
1600 Z
1580 Z
1560 Z
1540 Z
1520 Z
1500 Z
1480 Z
1460 Z
1440 Z
1420 Z
1400 Z
1380 Z
1360 Z
450550 E
450600 E
450650 E
450700 E
IC0600
IC0710
IC0851
IC0746
UCC0016
UCC0019
UCC0017
UCC0018
UCC0022
UCC0021
UCC0008
IC0908
QC028
UCC0011
QC030
66.0Au
IC0907
QC023
S/P
QC024
494-495
HyB/600+
528-529
560
570
SNX0675
SNX0675: 2,6 @ 25,5/22,35 (MQV)
Legend
FBR
XTB
PGA
SLR
Faults
Mqv
Drift
Drill Holes

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Figure 4:Providencia Sur cross section with recent drill results

Table 2: Complete list of intercepts above 2.0 g/t AuEq returned from the Quebrada Colorada deep drill programs. AuEq is calculated as g/tAu + (g/t Ag)/50.
Hole No	Sector	From (m)	To (m)	Horizontal width (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)
UIG0005	Magenta	167.85	169.10	1.10	27.1	117.0	28.6
UIG0006	Magenta	138.80	140.95	2.00	5.8	79.0	6.8
UIG0010	Magenta	217.50	218.04	0.54	3.4	184.0	5.9
UIG0013	Magenta	131.92	132.70	0.75	2.7	25.0	3.0
UIG0011	Carmin	161.30	161.80	0.50	25.1	14.0	25.2
UIG0015	Carmin	155.10	156.10	0.67	24.1	25.0	24.5
SNX0673	Carmin Sur	549.00	550.00	0.60	1.9	10.0	2.0
SNX0675	Carmin Sur	537.00	541.00	2.60	25.5	22	25.8

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SNX0683	Magenta	20.00	22.00	1.4	2.4	27.0	2.7
SNX0693	Carmin Sur	545.00	549.00	2.40	11.4	31.0	11.8
SNX0697	Bermellón(-53)	365.00	368.00	1.98	3.3	217.0	6.2
SNX0699	Carmin Sur	486.00	490.00	2.40	18.2	50.0	18.9
SNX0700	Bermellón(-120 )	304.00	306.00	1.20	24.1	1,503.0	44.1

Table 3: Complete list of intercepts above 2.0 g/t AuEq cut-off drilled at Providencia deep during 2016. AuEq is calculated as g/tAu + (g/t Ag)/50.
Hole No	Sector	From (m)	To (m)	Horizontal Width (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)
UER0090	Providencia Sur	85.00	86.55	1.00	14.0	98.0	15.3
UER0091	Providencia Sur	98.50	101.98	1.81	3.9	176.0	6.3
UER0092	Providencia Sur	143.17	147.00	1.15	17.7	17.0	18.0
UER0093	Providencia Sur	96.00	99.30	1.98	2.5	226.0	5.5
UER0094	Providencia Sur	174.50	175.00	0.25	8.7	681.0	17.8
UER0096	Providencia Sur	92.50	94.80	1.90	4.2	455.0	10.3
UER0097	Providencia Sur	122.50	125.70	2.10	5.9	440.0	11.8
UER0098	Providencia Sur	194.74	195.00	0.20	2.4	20.0	2.7
UER0099	Providencia Sur	136.61	137.04	0.23	27.7	30.0	28.1
UER0100	Providencia Sur	148.30	148.85	0.35	3.8	41.0	4.3
UER0102	Providencia Sur	138.00	138.50	0.36	3.8	215.0	6.6
UER0103	Providencia Sur	110.24	111.57	0.91	5.6	56.0	6.3
UER0104	Providencia Sur	144.35	145.35	0.72	5.2	472.0	11.5
UER0105	Providencia Sur	115.00	115.50	0.36	5.2	5.0	5.3
UER0107	Providencia Sur	135.00	135.80	0.60	5.5	13.0	5.7
UER0109	Providencia Sur	106.27	106.50	0.20	5.4	16.0	5.6
UER0110	Providencia Sur	105.00	105.50	0.32	2.2	171.0	4.5
UER0111	Providencia Sur	173.20	173.55	0.20	5.7	249.0	9.0
UER0113	Providencia Sur	130.50	131.00	0.34	3.7	125.0	5.4
UER0116	Providencia Sur	126.31	126.75	0.31	8.7	210.0	11.5
SNX0671	Providencia Central	490.00	492.00	0.65	2.7	110.0	4.2
SNX0677	Providencia Central	495.00	496.00	0.65	2.0	4.0	2.1
SNX0681	Providencia Norte	428.00	429.00	0.65	2.6	162.0	4.7

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SNX0682	Providencia Norte	582.00	588.00	3.65	19.4	182.0	21.8
SNX0701	Providencia Norte(+100)	359.00	360.00	0.60	11.9	604.0	20.0
SNX0701	Providencia Norte	545.00	546.00	0.60	1.9	74.0	2.9
SNX0704	Providencia Norte(+71)	409.00	411.00	1.40	3.6	16.0	3.8

Table 4: Complete list of results above a 2.0 g/t cut-off grade returned from drilling at Esmeralda during 2016. AuEq is calculated as g/tAu + (g/t Ag)/50.
Hole No	Sector	From (m)	To (m)	Horizontal width (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)
UIA0125	Esmeralda NE	90.60	90.96	0.23	4.6	241.0	7.8
UIA0126	Esmeralda NE	127.34	128.47	1.00	36.1	2,110.0	64.3
UIA0127	Esmeralda NE	67.86	68.16	0.28	1.9	71.0	2.9
UIA0128	Esmeralda NE	67.47	68.20	0.65	24.6	689.0	33.7
UIA0129	Esmeralda NE	51.38	52.00	0.57	3.9	248.0	7.2
UIA0130	Esmeralda NE	86.44	86.84	0.40	25.1	1,336.0	42.9
UIA0132	Esmeralda NE	58.00	60.07	2.00	5.6	204.0	8.3
UIA0133	Esmeralda NE	56.57	56.80	0.23	2.1	102.0	3.5
UIA0134	Esmeralda NE	62.00	62.60	0.56	4.8	321.0	9.1
UEA0070	Esmeralda NE	116.50	117.25	0.29	2.2	7.0	2.3
UEA0071	Esmeralda NE	73.97	74.55	0.49	5.0	221.0	7.9
UEN0064	Esmeralda NE	231.54	232.05	0.43	3.3	202.0	6.0
SNX0632	Esmeralda NE	462.00	463.00	0.70	5.6	185.0	8.1
SNX0639	Esmeralda NE	328.00	329.00	0.50	3.0	152.0	5.1
SNX0649	Esmeralda NE	220.00	224.00	2.00	4.6	316.0	8.8

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SNX0616	Esmeralda NE	395.00	396.00	0.65	10.2	34.0	10.7
SNX0618	Esmeralda NE	334.00	336.00	1.30	3.9	161.0	6.1
SNX0620	Esmeralda NE	249.00	250.00	0.55	1.7	79.0	2.8
SNX0625	Esmeralda NE	390.00	393.00	2.10	8.3	444.0	14.3
SNX0629	Esmeralda NE	413.00	415.00	1.30	2.4	152.0	4.4

CANADIAN MALARTIC

During the third quarter, a total of 40,019 metres distributed in 56 diamond drill holes were completed at Odyssey, bringing the year to date total to 89,774 metres completed in 113 holes.  The Odyssey North mineral body is defined between 600 meters and 1,300 meters beneath the surface with mineralization focused along the Sladen Fault structural contact between Porphyry #12 and the mafic to ultramafic volcanics of the Piche group.  The Odyssey South mineral body is found along the structural contact of the Porphyry #12 and the graywacke and sediments of the Pontiac Group.  Mineralization occurs mainly within the fractured margin of the Porphyry #12.  Drilling during the third quarter focused on defining the margins of  both deposits and adding infill holes to upgrade the potential resources to an inferred status. Drilling in the fourth quarter will continue this work and provide additional intercepts to better define potential high grade cross cutting structures.

The Company is excited about the results received to date and looks forward to receiving a maiden Inferred Mineral Resource estimate in the first quarter of 2017.

KIRKLAND LAKE

At Kirkland Lake, ground investigations surrounding the Upper Beaver deposit have developed numerous anomalous surface exposures of magnetite-quartz vein material similar to those that host mineralization at Upper Beaver.  The 2017 budget proposal includes funding to drill test these and other targets on the greater Kirkland Lake property.  The updated Amalgamated Kirkland geologic and mineral models have identified opportunities for growth both along strike and down dip of the currently identified mineral bodies. Testing of these new targets is also included in the 2017 budget proposal.
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MINERA FLORIDA, CHILE

In addition, the Company has completed the consolidation of the core Minera Florida mine concessions surrounding the core mine area that total more than 3,100 hectares (Figure5).

The Minera Florida mine is approximately 15 kilometres east of the town of Alhue, located in the Metropolitan District of central Chile. The mine produces approximately 110,000 ounces of gold annually with important zinc, silver and copper by-products.

It is estimated that the core mine area has produced in excess of 1 million gold ounces over an extensive period of several decades.  The Company believes that the newly acquired areas have the potential to continue and increase Minera Florida's production profile well into the future.

Acquisition of the core mine Agua Fria concessions and the surrounding Mila, Volga, Irina and other concessions give the Company 100% control of the majority of the Florida mineral district.  Surface investigations of the productive Agua Fria mineral trends onto ground, which the Company controlled 100% of the mineral rights prior to the acquisition, confirmed that the Florida mineral system is extensive and extended beyond the limits of the Agua Fria concessions.  The Company is excited to acquire the new ground immediately adjacent to the Agua Fria concessions as it believes Florida like mineralization is present and will be targeted for exploration in future drill campaigns.  The first target that will be tested in early October is the Las Pataguas target that lies on the border of the Agua Fria and newly acquired Mila 1-36 concessions.

Concurrently, construction of the Hornitos tunnel, which was originally planned and permitted in 2008 to be a haulage tunnel for the Florida mine, will resume to access structurally down-dropped exploration targets southwest of the core mine area (Figure 6). The targets to be tested are supported by strongly anomalous surface samples and/or low to high magnetic contrast responses that are identical to those seen in the core mine area.  Accessing these targets form the tunnel will be cost effective as some are over 700 metres from the surface but easily reachable from the planned tunnel.  The program will also be environmental friendly  as little to no surface disturbance will be required.

Surface review of the newly acquired ground will begin immediately with a mapping and geochemical sampling program.  Additional targets developed through these evaluations will be prioritized for drill testing in 2017 and beyond.

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Figure 5: Agua Fria concessions (green highlight), Minera Cisne concessions (blue highlight) SLM Mila (pink highlight) and Yamana 100% concessions (tan highlight), prior to the purchase of Agua Fria and Minera Cisne.

N
U.T.M.
INVERSIONES CISNES S.A
SOCIEDAD MINERA AGUA FRIA
SOCIEDAD LEGAL MINERA MILA DE ALHUE
MINERA FLORIDA
0m
2.500m
5.000m
ESCALA GRAFICA

ANEXO "A"
PLANO GENERAL
DERECHOS MINEROS

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Figure 6: Conceptual trace of the Hornitos Tunnel to access down faulted Florida style mineralization.

Management Update

The Company continues to streamline and enhance its management structure and centralize critical leadership in its Corporate Office in Toronto.  The streamlining of management began in 2014 and has advanced in a measured manner with the objective of simplifying the management structure and reducing overhead.

Yamana has identified supply chain, inventory, working capital and procurement as areas with potential to drive the next phase of cost reduction initiatives across the Company.

In this context, the Company has filled out the existing management structure by creating the role of Vice President, Procurement, who will report directly to the Chief Operating Officer.  This role has been created with a mandate to enhance organizational performance through the effective management of Yamana’s annual global spend, which is approximately $1.1 billion.  The creation of this role is expected to result in a more integrated approach, and improved productivity and cost efficiency.

The Company is pleased to announce that Cristina Bertoni has been appointed Vice President, Procurement, effective November 15, 2016.  Ms. Bertoni has more than 20 years international experience in logistics, procurement and supply chain management.  She brings a collaborative, problem-solving approach and will be accountable for the oversight, strategic development, delivery and management of Yamana’s procurement strategy across the company.

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Ms. Bertoni joins Yamana from BASF SE (“BASF”), where she held various management positions since 2005.  Most recently, she held the position of Vice President, Global Supply Chain and IS Business Relationship Management at their head office in Germany, where she was responsible for the implementation of their new IS/Supply Chain business model globally and oversaw all of the business units and key suppliers.  Prior to BASF, Ms. Bertoni was responsible for logistics procurement, regional planning, production planning, and logistics operations at Kodak Brasileira.

Ms. Bertoni holds a Bachelor Degree in Economics from Fundaçã Valeparaibana de Ension in Brazil and is fluent in English, Portuguese and Spanish.

Quality Assurance and Quality Control

Yamana incorporates a Quality Assurance and Quality Control (“QAQC”) program for all of its mines and exploration projects which conforms to industry Best Practices.

Samples are transported in security sealed bags for preparation at ALS Laboratories facility located in Santiago (the primary lab), ISO 9001:2008 certified and independent of Yamana.  The pulps are subsequently shipped to the same laboratory located in Lima, Perú (the primary lab) for analysis, ISO 9001:2008 and 17025 certified (fire assay with AAS/gravimetric finish and multi acid digestion ICP finish). From August samples are analyzed in ALS Santiago, Chile.

Pulps checks are carried out in Bureau Veritas facility located in Santiago, Chile (the check lab), ISO 9001:2008 certified.

All samples are initially assayed by Gold fire assay with 30g aliquot and AAS finish and samples over 5g/t are re-analyzed by gravimetric finish methods. All samples are analyzed by Silver, Lead, Copper and Zinc with a four acid digestion ICP-ES/AAS finish (ore level) and over limits are done by the same digestion AAS finish or gravimetric finish for Silver.

All exploration diamond drill cores are split in half by mechanical sawing technique and sampled at appropriate intervals for assay. The remaining core, field reject and pulps are stored on-site in a secure location.

Quality assurance standards, duplicates, sterile and blanks are routinely inserted into the sample stream as a control for assay accuracy, bias, precision and contamination. The results of these checks are tracked and failures are reanalyzed. This information includes also checks pulps carried out in the secondary lab.

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Results are incorporated into Mineral Resource models following approval of the QAQC Local Manager.

Qualified Persons

William Wulftange, P.Geo., Senior Vice President, Exploration for Yamana  has reviewed and confirmed the scientific and technical information related to the Gualcamayo, El Peñón, Canadian Malartic, Kirkland Lake and Minera Florida properties contained within this news release and serves as the Qualified Person as defined in National Instrument 43-101.  He has also reviewed and verified that the technical information related to these properties contained in this news release is accurate.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile and Canada.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking information includes, but is not limited to information with respect to continued drilling at the Odyssey deposit, the Company’s strategy, plans or future financial or operating performance,  the potential for future additions to Mineral Resources and Mineral Reserves, exploration results, and mine extensions.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.   These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil, the new Chilean tax reform package, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, the Argentine peso and the Mexican peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parametres as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.   Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.   There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements.  The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

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CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by National Instrument 43-101.   However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.   Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves.   “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.   Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations.   In contrast, the Commission only permits U.S.  companies to report mineralization that does not constitute “Mineral Reserves” by Commission standards as in place tonnage and grade without reference to unit measures.   Accordingly, information contained in this news release may not be comparable to similar information made public by U.S.  companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

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